                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                -------------

                                 SCHEDULE 13D
                                Amendment No. 1
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                          Programmer's Paradise, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   743205106
--------------------------------------------------------------------------------
                                 CUSIP Number

                                James W. Sight
                              8500 College Blvd.
                          Overland Park, Kansas 66210
                                (913) 362-9133

                                with a copy to:

                               Brent Cohen, Esq.
                        Heller Ehrman White & McAuliffe
                                333 Bush Street
                       San Francisco, California  94104
                                (415) 772-6052
--------------------------------------------------------------------------------
                      (Name, address and telephone number
          of person authorized to receive notices and communications)

                                 April 5, 2001
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:[_]

                         (Continued on following pages)


                              (Page 1 of 8 Pages)

CUSIP NO.743205106                     13D                   Page 2 of 8 pages
                                  Amendment No. 1

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      James W. Sight
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                     [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          205,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             20,000 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          205,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      225,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO.743305106                   13D                     Page 3 of 8 Pages
                                Amendment No. 1

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      Carl G. Santangelo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                     [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             20,200 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0- shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,200 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      20,200 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP NO.743205106                    13D                    Page 4 of 8 Pages
                                Amendment No. 1

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      Harold Seidel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                     (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
                                                                       [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          190,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0- shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          190,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      190,000 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 743205106                   13D                      Page 5 of 8 pages
                                Amendment No.1


                                  INTRODUCTION

     James W. Sight, an individual, hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified in the Statement pursuant to the Agreement with Respect to Schedule 13D attached as
Exhibit 7(1).

     The number of shares owned by the Reporting Persons constitute approximately 8.35% of the 5,210,125 shares of the Issuer's common stock reported as outstanding as of November 7, 2000 on the Issuer's most recent Form 10-Q, for the period ending September 30, 2000.

     Only those items amended are reported herein.


     Item 5. Interest in Securities of the Issuer.
             -------------------------------------

     Item 5, paragraphs (a) and (b), is amended to read as follows:

     (a) and (b)

     The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the 10-Q for the period ending September 30, 2000 that it had 5,210,125 shares of Common Stock outstanding as of November 7, 2000) beneficially owned by the Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

CUSIP NO. 743205106                   13D                      Page 6 of 8 pages
                                Amendment No.1

===========================================================================================================
Reporting Person      No. of Shares        Percentage       Power to Vote              Power to Dispose
                       Beneficially         of Class     Shared        Sole           Shared         Sole
                          Owned
-----------------------------------------------------------------------------------------------------------
James W. Sight           225,000              4.3%        20,000     205,000         20,000        205,000

-----------------------------------------------------------------------------------------------------------
Carl Santangelo           20,200              0.4%        20,200         -0-         20,200            -0-

-----------------------------------------------------------------------------------------------------------
Harold Seidel            190,000              3.6%           -0-     190,000            -0-        190,000

-----------------------------------------------------------------------------------------------------------

     None of the Reporting Persons shares voting or dispositive power with any other person or entity. However, Mr. Sight and Mr. Santangelo own 40,000 shares of Common Stock through Continental Racers II, Inc., a Florida corporation of which Mr. Sight and Mr. Santangelo each own 50 percent. Mr. Santangelo also owns 200 shares of Common Stock in a joint account held with his daughter.

     (c) Since the filing of the Statement, the Reporting Persons have effected the following transactions:

          Mr. Sight acquired a total of 18,200 shares of Common Stock for a total purchase price of $71,607.06 in a series of open market transactions from March 13, 2001 through April 5, 2001, as follows:

          Date             No. of Shares     Price Per Share
          --------------------------------------------------
          3/13/01              2,100              $4.19
          3/13/01              1,100              $4.25
          3/15/01                800              $3.63
          3/19/01              4,200              $3.75
          3/28/01              1,000              $3.69
           4/5/01              4,000              $3.75

 CUSIP NO. 743205106                 13D                       Page 7 of 8 pages
                                Amendment No. 1

          Mr. Seidel acquired 40,000 shares of Common Stock for a price of $159,165.81 through the following series of open market transactions between March 16, 2001 and April 5, 2001:

          Date           No. of Shares   Price Per Share
          ----------------------------------------------
          3/16/01           15,800            $3.69
          3/21/01              500            $3.69
          3/27/01            3,200            $4.00
          3/27/01              500            $3.94
          3/28/01            5,000            $4.00
           4/2/01            2,400            $3.75
           4/3/01            3,000            $3.56
           4/3/01            2,700            $3.63
           4/4/01            1,900            $3.56

     To the best knowledge of each of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer since the date of the filing of the Statement other than as set forth above.

     (d) To the best knowledge of each of the Reporting Persons, as to his own respective shares, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

     (e)  Not applicable.

 CUSIP NO. 743205106                 13D                       Page 8 of 8 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2001
                                        By:    /s/  James W. Sight
                                               ---------------------
                                               James W. Sight